Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
www.fulbright.com

ghettinger@fulbright.com	telephone:	(214	) 855-8000
direct dial: (214) 855-7444	facsimile:	(214	) 855-8200

May 30, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 03-05
Washington, DC 20549
Attn: Michael Clampitt and Justin Dobbie

Re:	Guaranty Financial Group Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed May 30, 2008 File No. 333-150558
Dear Sirs,

Guaranty Financial Group Inc. (the “Company”) has filed Amendment No. 4 (the “Amendment”) to the Company’s above-referenced Registration Statement on Form S-1, reflecting changes made in response to the Staff’s comment letter dated May 23, 2008 (the “Comment Letter”).

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. Set forth after each numbered paragraph, each of which corresponds to the numbered paragraphs of the Comment Letter, are the Company’s responses to the Staff’s comments.

Form S-1/A filed May 21, 2008
Cover Page of Prospectus

1.	Please revise to include the information left blank on the prospectus cover page in a pre-effective amendment.

Response

As is reflected in the Amendment, the rights offering described in the prospectus will no longer include standby purchasers, and the Company has removed references to standby purchasers and blanks related to standby purchasers from the prospectus. Accordingly, the only information that remains blank on the cover page of the prospectus in the Amendment is information that may properly be omitted pursuant to Rule 430A promulgated under the Securities Act of 1933, as amended (the “Act”). The Company will include all such omitted information in the final prospectus that will be provided to the Company’s stockholders and in a form of prospectus to be filed by the Company pursuant to Rule 424(b) promulgated under the Act.

2.	Please revise the fifth paragraph on the prospectus cover page to disclose by what date and on what basis the company will decide whether or not to proceed with the underwritten offering and how the decision will be communicated to holders of record. In addition, please follow this disclosure with a caveat that if holders subscribe in the rights offering, they cannot revoke the exercise of their subscription rights even if the company decides not to proceed with the underwritten offering.

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis
Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

May 30,2008

Response

The Company has complied with this comment. Please see the revised disclosure on the cover page of the Amendment.

Risk Factors, page 10

3.	Please revise to update, as of the most recent practicable date, the first two risk factors regarding the value of company held non-agency backed securities, including the current status of their ratings and whether or not any notice has been given regarding any potential change in the status of their rating.

Response

The Company has complied with this comment. Please see the revised disclosure on pages 11 and 12 of the Amendment.

We trust that the foregoing appropriately addresses the issues raised by the Comment Letter. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/  Glen J. Hettinger
Glen J. Hettinger